Jibby Coffee, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Compilation Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

ACCOUNTANT'S COMPILATION REPORT

To Management
Jibby Coffee, Inc.

Management is responsible for the accompanying financial statements of Jibby Coffee, Inc., which comprise the balance sheet as of December 31, 2021, and 2022, and the related statement of operations, shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 10, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	59,359	235,390
Accounts Receivable	10,953	595
Inventory	102,924	27,178
Total Current Assets	173,236	263,163
TOTAL ASSETS	173,236	263,163
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	8,724	20,673
Loans Payable	29,979	-
Due to Related Parties	45,182	45,383
Sales Tax Payable	76	30
Other Liabilities	315	-
Total Current Liabilities	84,276	66,086
Long-term Liabilities		
SAFEs (Simple Agreements for Future Equity)	520,000	280,000
Total Long-Term Liabilities	520,000	280,000
TOTAL LIABILITIES	604,276	346,086
EQUITY		
Common Stock	93	93
Additional Paid In Capital	16,848	46,068
Stock Subscription Receivable	(15,010)	(15,010)
Accumulated Deficit	(432,971)	(114,073)
Total Equity	(431,041)	(82,923)
TOTAL LIABILITIES AND EQUITY	173,236	263,163

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Gross Revenue	208,382	35,499
Discounts	(18,837)	(4,623)
Refunds	(125)	(100)
Trade Spend	(26,100)	-
Net Revenue	163,320	30,776
Cost of Revenue	114,917	12,673
Gross Profit	48,404	18,103
Operating Expenses		
Advertising and Marketing	112,143	28,559
General and Administrative	230,062	49,354
Research and Development	10,543	8,900
Rent and Lease	240	33,360
Abnormal Spoilage	13,056	-
Depreciation	-	2,503
Amortization	-	-
Total Operating Expenses	366,043	122,676
Operating Income (loss)	(317,640)	(104,573)
Other Income		
Other	-	-
Total Other Income	-	-
Other Expense		
Interest Expense	1,335	189
Other	(78)	(243)
Total Other Expense	1,257	(54)
Earnings Before Income Taxes	(318,897)	(104,519)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(318,897)	(104,519)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(318,897)	(104,519)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	2,503
Amortization	-	-
Accounts Payable and Accrued Expenses	(11,949)	20,673
Loans Payable	29,979	-
Inventory	(75,747)	(25,602)
Accounts Receivable	(10,357)	(595)
Due to/from Related Parties	(201)	45,383
Deferred Revenue		
Other	361	30
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(67,915)	42,392
Net Cash provided by (used in) Operating Activities	(386,812)	(62,127)
INVESTING ACTIVITIES		
Computers	-	(2,503)
Net Cash provided by (used by) Investing Activities	-	(2,503)
FINANCING ACTIVITIES		
SAFEs (Simple Agreements for Future Equity)	240,000	280,000
Partner Contributions	108	20,603
Partner Distributions	(29,327)	(6,653)
Net Cash provided by (used in) Financing Activities	210,781	293,949
Cash at the beginning of period	235,390	6,071
Net Cash increase (decrease) for period	(176,031)	229,319
Cash at end of period	59,359	235,390

Statement of Changes in Shareholder Equity

	Common Stock							
	# of Shares Amount	$ Amount	Additional Paid in Capital	Partner Contributions	Partner Distributions	Stock Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	-	-	-	-	-	-	(9,554)	(9,554)
Partner Contributions	-	-	-	37,803	-	-	-	37,803
Partner Distributions	-	-	-	-	(6,653)	-	-	(6,653)
Stock Subscription Receivable	-	93	14,918	-	-	(15,010)	-	-
Conversion from LLC to Corporation	925,000		31,150	(37,803)	6,653	-	-	0
Net Income (Loss)	-	-	-	-	-	-	(104,519)	(104,519)
Ending Balance 12/31/2021	925,000	93	46,068	-	-	(15,010)	(114,073)	(82,923)
Paid in Capital	-	-	107	-	-	-	-	107
Returned Capital	-	-	(29,327)	-	-	-	-	(29,327)
Net Income (Loss)	-	-	-	-	-	-	(318,897)	(318,897)
Ending Balance 12/31/2022	925,000	93	16,848	-	-	(15,010)	(432,971)	(431,041)

Jibby Coffee, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Jibby Coffee, Inc ("the Company") was formed in Delaware on July 21, 2020. The Company's mission is to revolutionize daily rituals by infusing coffee and tea with wellness ingredients. Operating with a remote team across New York, NY and Miami, FL the Company's primary market is health-conscious consumers across the United States. Leveraging the power of eCommerce and retail distribution, Jibby provides unique coffee experiences with added benefits like collagen, MCT oil, and adaptogens.

To continue expanding its product line and market reach, the Company will conduct a crowdfunding campaign in 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations

The Company operates exclusively in the consumer food and beverage industry, with operating segments aggregated into three reportable segments: 1) U.S. Retail - Distribution; 2) U.S. Retail - Direct Service; and 3) eCommerce Direct-to-Consumer. The U.S. Retail segments accounted for approximately 70 percent of fiscal 2022 net sales, the remaining 30 percent came from eCommerce.

To date, The Company exclusively sells CBD food and beverage products (although commits to diversify outside of only CBD through this funding round). Therefore, The Company operates in a space that may be subject to future regulatory changes. Changes in food and beverage regulations, health claims, or other unforseen regulations could impact our business model and operations.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues primarily through the sales of ready-to-drink coffee and tea. The Company's performance obligations are typically satisfied upon shipment of the products to the customers.

The significant payment terms include immediate payment at the point of sale for eCommerce customers and net 30-day terms for wholesale customers. The consideration amount is fixed at the time of sale, and there is no significant financing component involved in the transactions.

The nature of goods that the Company promises to transfer consists of ready-to-drink canned coffee and tea beverages. The Company is acting as a principal in these transactions as it controls the goods before transferring them to the customers.

The Company has obligations for returns and refunds. Customers are allowed to return any product within 30 days of purchase if they are not satisfied with it, subject to certain conditions. The Company establishes a liability for expected returns at the time of sale and records an asset for its right to recover products from customers on settling the refund liability. Revenue is recognized net of this estimated returns allowance.

The Company also generates revenues by selling coffee subscription services to online direct-to-consumer customers. These customers receive regular deliveries of our coffee and tea over the subscription period. The Company's primary performance obligation is to deliver a specified quantity and quality of coffee to subscribers each month, and revenue is recognized over the life of the subscription as these performance obligations are satisfied.

Payments for subscription services are typically collected upfront at the beginning of each subscription period, which can be monthly, quarterly, or annually. The consideration amount is fixed at the beginning of the subscription period, and there is no significant financing component involved in these transactions.

The Company has obligations for returns and refunds. Customers are allowed to return any product within 30 days of purchase if they are not satisfied with it, subject to certain conditions. The Company establishes a liability for expected returns at the time of sale and records an asset for its right to recover products from customers on settling the refund liability. Revenue is recognized net of this estimated returns allowance.

Inventory

The Company's inventory consists of raw materials and finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A total of $13,056 worth of inventory was destroyed in 2022 due to abnormal spoilage, resulting in a corresponding reduction.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company has set a limit on the number of shares of Common Stock available for awards under its 2021 Stock Incentive Plan at 176,471 shares of Common Stock; As of December 31, 2022, no shares have been issued under the plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, New York, and Florida. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31st, 2022, the Company has outstanding loans with Partners of the company in the amount of $45,182. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

Loans - On September 1, 2022, the Company entered into a loan agreement with Intuit Financing Inc. ("IFI") for $35,000 with an APR of 16.00% and a 12-month term. Payments began November 29, 2022, with no interest accrued. Monthly recurring payments of $3,178.05 are required. The balance of this loan was as $29,979.30 as of December 31, 2022, and is $9,727.71 as of July 29, 2023.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021 and 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity), totaling $520,000, with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $2.5M – 8M.

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Due to Related Parties	45,182	-	On Demand	45,182	-	45,182	-	45,383	-	45,383	-
Loans	35,000	16%	2023	29,979	-	29,979	-	-	-	-	-
Total				**75,161**	**-**	**75,161**	**-**	**45,383**	**-**	**45,383**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	75,161
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 925,000 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 10, 2023, the date these financial statements were available to be issued.

The company raised another $70K in SAFE Notes with the same terms outlined in "Note 5 — Liabilities and Debt." The company is also raising up to an additional $124,000 through their WeFunder campaign of which there are $53,950 in reservations as of 8/10/23.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.